SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GenCorp Inc.
(Name of Subject Company and Filing Persons (Issuer))

4.0625% Convertible Subordinated Debentures due 2039
(Title of Class of Securities)

368682 AN 0
(CUSIP Number of Class of Securities)

Kathleen E. Redd
Vice President, Chief Financial Officer and Assistant Secretary
2001 Aerojet Road
Rancho Cordova, CA 95742
(916) 355-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Steve Wolosky, Esq.
Jeffrey S. Spindler, Esq.
Olshan Frome Wolosky LLP
65 East 55th Street
New York, NY 10022-1106
(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee **
$136,357,623.44	$17,562.86

*
Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the repurchase of all outstanding 4.0625% Convertible Subordinated Debentures due 2039 for the principal amount outstanding plus accrued and unpaid interest up to but excluding December 31, 2014.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable: $17,562.86		Filing Party: GenCorp Inc.
Form or Registration No.: Schedule TO		Date Filed: October 2, 2014

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.

☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of December 21, 2009 (the “Indenture”), between GenCorp Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., a national banking association organized under the laws of the United States of America, as trustee, for the Company’s 4.0625% Convertible Subordinated Debentures due 2039 (the “Debentures”), this Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by the Company on October 2, 2014, as amended by Amendment No. 1 to the Schedule TO filed on October 27, 2014, with respect to the right of each holder (each a “Holder”) of the Debentures to require the Company to repurchase all or a portion of its Debentures on December 31, 2014, as set forth in the Amended and Restated Optional Repurchase Notice to Holders of Debentures, dated October 27, 2014 (the “Amended and Restated Optional Repurchase Notice”). The Company has amended and restated certain provisions of the Amended and Restated Optional Repurchase Notice, as set forth in the Supplement to the Amended and Restated Optional Repurchase Notice, dated November 5, 2014 (the “Supplement”).

This Amendment No. 2 is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934.

Items 1 through 9.

Items 1 through 9 of the Schedule TO are amended and supplemented as provided in the Supplement filed herewith. The Supplement should be read in conjunction with the Amended and Restated Optional Repurchase Notice. Except for the changes described in the Supplement, all other terms of the Amended and Restated Optional Repurchase Notice remain the same.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by deleting the information contained therein and inserting the following:

Exhibit Number	Description
(a)(1)(A)	Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 2, 2014.*

(a)(1)(B)	Amended and Restated Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 27, 2014.**

(a)(1)(C)	Supplement to Amended and Restated Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated November 5, 2014.

(a)(5)	Press release issued on October 2, 2014.*

(b)	Not applicable.

(d)(1)
Indenture, dated as of December 21, 2009, between GenCorp Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee relating to GenCorp Inc.’s 4.0625% Convertible Subordinated Debentures due 2039 was filed as Exhibit 4.1 to GenCorp Inc.’s Current Report on Form 8-K dated December 21, 2009 and filed on December 21, 2009 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

____________________
* Previously filed with Schedule TO, filed October 2, 2014.
** Previously filed with Amendment No. 1 to Schedule TO, filed October 27, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2014	GENCORP INC.

	By:	/s/ Kathleen E. Redd
		Name:	Kathleen E. Redd
		Title:	Vice President, Chief Financial Officer and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(A)	Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 2, 2014.*

(a)(1)(B)	Amended and Restated Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 27, 2014.**

(a)(1)(C)	Supplement to Amended and Restated Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated November 5, 2014.

(a)(5)	Press release issued on October 2, 2014.*

(b)	Not applicable.

(d)(1)
Indenture, dated as of December 21, 2009, between GenCorp Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee relating to GenCorp Inc.’s 4.0625% Convertible Subordinated Debentures due 2039 was filed as Exhibit 4.1 to GenCorp Inc.’s Current Report on Form 8-K dated December 21, 2009 and filed on December 21, 2009 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

* Previously filed with Schedule TO, filed October 2, 2014.
** Previously filed with Amendment No. 1 to Schedule TO, filed October 27, 2014.